# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SelectQuote, Inc., CIK 0001794783
CUSIP: 816307300
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6800 WEST 115TH STREET, SUITE 2511, OVERLAND PARK, Kansas (KS), 66211
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000895421

## Reporting persons
- Morgan Stanley: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,976,678; sole dispositive power 0; shared dispositive power 8,982,943; aggregate amount beneficially owned 8,982,943 (4.99% of the class)
  Comment: On August 5, 2025, the Reporting Persons (as defined herein) filed a Schedule 13G reporting their ownership of the Issuer's Common Stock including Warrants convertible into Common Stock on a one-for-one basis. The Reporting Persons' ability to exercise these Warrants is however limited by the Purchase Agreement, as disclosed at https://www.sec.gov/Archives/edgar/data/1794783/000179478325000008/exhibit101forfiling.htm. Therefore, the Reporting Persons are filing this Schedule 13G amendment to restate the original Schedule 13G.

## Item 1. Issuer
Name of issuer: SelectQuote, Inc.
Address of issuer's principal executive offices: 6800 WEST 115TH STREET, SUITE 2511, OVERLAND PARK, KS, 66211

## Item 2. Person Filing
Name of person filing: Morgan Stanley
Address of principal business office or, if none, residence: 1585 Broadway, New York, NY 10036
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: 4.99
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

* In Accordance with the Securities and Exchange Commission Release
No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan
Stanley and its subsidiaries and affiliates (collectively, "MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS
Reporting Units in accordance with the Release.

## Signatures
- Morgan Stanley: Chris O'Hara, Authorized Signatory, Morgan Stanley (02/13/2026)